                                                                    EXHIBIT 99.1

INDEPENDENT AUDITORS' REPORT

Color Kinetics Japan Incorporated:

We have audited the accompanying balance sheets of Color Kinetics Japan Incorporated (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Tokyo, Japan
January 20, 2006

COLOR KINETICS JAPAN INCORPORATED

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

                                                              2005                2004
                                                         ---------------    ---------------
ASSETS

CURRENT ASSETS:
    Cash                                                 Yen 296,145,562    Yen 159,672,934
    Accounts receivable -- trade (Note 8)                    199,496,970        397,387,152
    Inventories -- finished products (Note 3)                222,242,733        179,823,622
    Deferred income taxes (Notes 3 and 5)                     22,701,927         12,374,836
    Prepaid expenses and other current assets (Note 8)         4,541,910          6,539,425
                                                         ---------------    ---------------

                        Total current assets                 745,129,102        755,797,969
                                                         ---------------    ---------------

PROPERTY AND EQUIPMENT -- At cost (Notes 3 and 8):
    Leasehold improvements                                    27,617,196         23,314,352
    Furniture and fixtures                                    31,855,465         28,048,782
                                                         ---------------    ---------------
                        Total                                 59,472,661         51,363,134
    Accumulated depreciation                                 (37,876,572)       (28,408,877)
                                                         ---------------    ---------------

                        Net property and equipment            21,596,089         22,954,257
                                                         ---------------    ---------------

OTHER ASSETS:
    Software (Note 3)                                          1,962,243          2,692,542
    Deferred income taxes (Notes 3 and 5)                     21,130,296         51,075,955
    Guarantee deposits                                        28,096,000         29,096,000
                                                         ---------------    ---------------

                        Total other assets                    51,188,539         82,864,497
                                                         ---------------    ---------------

TOTAL                                                    Yen 817,913,730    Yen 861,616,723
                                                         ===============    ===============

See notes to financial statements.

COLOR KINETICS JAPAN INCORPORATED

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

                                                          2005              2004
                                                     ---------------   ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
 Accounts payable -- trade (Note 8)                  Yen  10,520,593   Yen  15,712,825
 Accounts payable -- other (Note 8)                       18,300,075        73,352,123
 Due to affiliates (Note 8)                               97,894,023        75,830,468
 Accrued expenses                                         15,598,329        15,058,070
 Short-term bank loans (Note 4)                          400,000,000       400,000,000
 Income taxes payable (Notes 3 and 5)                     19,375,300        16,000,000
 Consumption tax payable                                                    12,657,400
 Other liabilities                                           193,770           170,533
                                                     ---------------   ---------------

                        Total current liabilities        561,882,090       608,781,419

FOREIGN EXCHANGE FORWARD CONTRACTS (Note 3)               23,174,984       112,346,450

INTEREST RATE SWAP AGREEMENTS (Note 4)                     8,680,584        11,235,326

LIABILITY FOR SEVERANCE PAYMENTS (Note 3):
    Director                                              12,007,126         8,750,250
    Employees                                              3,175,300         3,886,672
                                                     ---------------   ---------------

                        Total liabilities                608,920,084       745,000,117
                                                     ---------------   ---------------

STOCKHOLDERS' EQUITY (Notes 2 and 6):
    Common stock -- authorized, 3,200 shares;
        issued and outstanding, 800 shares                40,000,000        40,000,000
    Retained earnings                                    149,006,043        98,620,167
    Accumulated other comprehensive income (loss)         19,987,603       (22,003,561)
                                                     ---------------   ---------------

                        Total stockholders' equity       208,993,646       116,616,606
                                                     ---------------   ---------------

TOTAL                                                Yen 817,913,730   Yen 861,616,723
                                                     ===============   ===============

See notes to financial statements.

COLOR KINETICS JAPAN INCORPORATED

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                            2005               2004              2003
                                                     -----------------  -----------------  -----------------
NET SALES (Notes 3 and 8)                            Yen 1,177,034,414  Yen 1,346,509,572  Yen 1,191,568,966

COST OF SALES (Note 8)                                     644,688,591        630,482,213        612,435,046
                                                     -----------------  -----------------  -----------------

                        Gross profit                       532,345,823        716,027,359        579,133,920

SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES (Notes 7 and 8)                               441,808,083        602,320,605        455,749,968
                                                     -----------------  -----------------  -----------------

                        Income from operations              90,537,740        113,706,754        123,383,952

OTHER INCOME (EXPENSE) (Note 8):
    Profit (loss) on foreign exchange forward
        contracts                                                              30,730,355       (105,782,633)
    Profit (loss) on interest rate swap agreements           2,554,742         (1,447,304)        (9,788,022)
    Interest expense                                       (13,485,990)       (13,131,555)       (12,397,303)
    Foreign exchange gain -- net                            16,316,537            861,003            110,622
    Other expense                                           (5,527,787)          (249,381)        (1,046,809)
    Other income                                             1,028,900             83,046              5,316
                                                     -----------------  -----------------  -----------------

INCOME (LOSS) BEFORE INCOME TAXES                           91,424,142        130,552,918         (5,514,877)
                                                     -----------------  -----------------  -----------------

INCOME TAXES (Notes 3 and 5):
    Current                                                 50,600,000         46,155,100         60,471,700
    Deferred                                                (9,561,734)        10,267,406        (57,229,020)
                                                     -----------------  -----------------  -----------------

                        Total income taxes                  41,038,266         56,422,506          3,242,680
                                                     -----------------  -----------------  -----------------

NET INCOME (LOSS) (Note 2)                           Yen    50,385,876  Yen    74,130,412  Yen    (8,757,557)
                                                     =================  =================  =================

NET INCOME (LOSS) PER SHARE (Note 3)                 Yen      62,982.3  Yen      92,663.0  Yen     (10,946.9)

See notes to financial statements.

COLOR KINETICS JAPAN INCORPORATED

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                           Accumulated Other
                                                                      Comprehensive Income (Loss)
                                                                    --------------------------------
                                                                    Net Unrealized        Total
                                                                       Income on       Accumulated
                                                                       Cash Flow          Other            Total
                                      Common          Retained          Hedges,       Comprehensive     Stockholders'
                                       Stock          Earnings        Net of Tax      Income (Loss)        Equity
                                  ---------------  ---------------  ---------------  ---------------  ----------------

BALANCE, JANUARY 1, 2003          Yen  40,000,000  Yen  33,247,312                                    Yen   73,247,312

    Net loss                                            (8,757,557)                                         (8,757,557)
                                  ---------------  ---------------                                    ----------------

BALANCE, DECEMBER 31, 2003             40,000,000       24,489,755                                          64,489,755

    Net income                                          74,130,412                                          74,130,412
    Other changes                                                   Yen (22,003,561) Yen (22,003,561)      (22,003,561)
                                  ---------------  ---------------  ---------------  ---------------  ----------------

BALANCE, DECEMBER 31, 2004             40,000,000       98,620,167      (22,003,561)     (22,003,561)      116,616,606

    Net income                                          50,385,876                                          50,385,876
    Other changes                                                        41,991,164       41,991,164        41,991,164
                                  ---------------  ---------------  ---------------  ---------------  ----------------

BALANCE, DECEMBER 31, 2005        Yen  40,000,000  Yen 149,006,043  Yen  19,987,603  Yen  19,987,603  Yen  208,993,646
                                  ===============  ===============  ===============  ===============  ================

See notes to financial statements.

COLOR KINETICS JAPAN INCORPORATED

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                                       2005            2004            2003
                                                                  --------------  --------------  --------------
OPERATING ACTIVITIES:
    Net income (loss)                                             Yen 50,385,876  Yen 74,130,412  Yen (8,757,557)
    Adjustments to reconcile net income (loss) to net
        cash provided by operating activities:
        Depreciation and amortization                                 13,115,770      16,945,766      10,905,335
        Deferred income taxes                                         (9,561,734)     10,267,406     (57,229,020)
        Provision of liability for severance payments                  4,045,176       3,344,485       7,432,437
        Loss on inventory valuation                                   22,548,570      15,009,796      13,725,750
        Loss on disposal of inventory                                  3,896,355       7,270,376
        Loss on disposal of property and equipment                     1,230,630         136,845
        Loss (profit) on foreign exchange forward contracts                          (30,730,355)    105,782,633
        Loss (profit) on interest rate swap agreements                (2,554,742)      1,447,304       9,788,022
        Foreign exchange gain -- net                                 (16,328,631)       (861,003)       (110,622)
        Change in assets and liabilities:
            Increase in inventory                                    (70,344,269)     (3,699,437)   (134,703,741)
            (Increase) decrease in accounts receivable -- trade      197,890,182    (239,499,645)    101,588,340
            (Increase) decrease in accounts receivable -- other                       52,086,466     (52,086,466)
            Decrease in prepaid expenses                               5,073,015       1,436,097       1,061,978
            Increase (decrease) in income tax payable                  3,375,300     (34,300,000)     34,320,000
            (Increase) decrease in other assets                        1,000,000                        (900,000)
            Increase (decrease) in accounts payable -- trade          (5,192,232)      6,799,627       1,034,169
            Increase (decrease) in accounts payable -- other         (55,052,048)     41,485,050       7,826,426
            Increase in accounts payable -- due to affiliates         20,392,186      72,032,570      24,994,677
            Other                                                    (16,669,076)     15,937,972     (44,006,917)
                                                                  --------------  --------------  --------------
                        Net cash provided by operating activities    147,250,328       9,239,732      20,665,444
                                                                  --------------  --------------  --------------

INVESTING ACTIVITIES:
    Purchase of property and equipment                               (10,537,700)     (6,129,518)    (39,456,785)
    Purchase of software                                                (240,000)                     (2,980,000)
    Payment of guarantee deposits                                                                    (26,646,000)
                                                                  --------------  --------------  --------------
                        Net cash used in investing activities        (10,777,700)     (6,129,518)    (69,082,785)
                                                                  --------------  --------------  --------------

FINANCING ACTIVITIES:
    Repayment of loans from affiliate                                                                (50,000,000)
    Net increase (decrease) in short-term bank loans                                 (50,000,000)    273,210,368
                                                                  --------------  --------------  --------------
                        Net cash provided by (used in)
                            financing activities                                     (50,000,000)    223,210,368
                                                                  --------------  --------------  --------------

INCREASE (DECREASE) IN CASH                                          136,472,628     (46,889,786)    174,793,027
CASH, BEGINNING OF YEAR                                              159,672,934     206,562,720      31,769,693
                                                                  --------------  --------------  --------------
CASH, END OF YEAR                                                 Yen296,145,562  Yen159,672,934  Yen206,562,720
                                                                  ==============  ==============  ==============

                                                                       2005            2004            2003
                                                                  --------------  --------------  --------------
ADDITIONAL CASH FLOW INFORMATION:
    Payment of interest expenses                                  Yen 14,349,137  Yen 11,092,542  Yen  5,427,040
    Payment of income taxes                                           47,224,700      80,455,100      26,049,200

See notes to financial statements.

COLOR KINETICS JAPAN INCORPORATED

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE BUSINESS

      Color Kinetics Japan Incorporated (the "Company") was incorporated in Japan on April 2, 2001 and was 50% owned by each of Color Kinetics Incorporated ("Color Kinetics"), which is a US corporation, and ALS Incorporation ("ALS"), a wholly owned subsidiary of Yamagiwa Corporation ("Yamagiwa").

      The Company is engaged in the business of selling digital lighting systems consisting of LED (light-emitting diode) products which are manufactured by Color Kinetics. The Company is also developing and selling light control systems and acoustic/visual equipment.

2.    BASIS OF FINANCIAL STATEMENTS

      The accompanying financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates.

      The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("US GAAP"). In certain respects, effect has been given in the financial statements to adjustments that have not been entered in the Company's general books of account, which are maintained principally in accordance with accounting practices prevailing in Japan. The net income (loss) for the years ended December 31, 2005, 2004 and 2003 and retained earnings as of December 31, 2005 and 2004 as shown in the accompanying financial statements are reconciled to accounts shown in the Company's general books of account as follows:

                                                           2005            2004            2003
                                                      --------------  --------------  --------------
Net income as shown in the general books
    of account                                        Yen 43,122,715  Yen 47,542,998  Yen 66,422,055
Adjustments -- add (deduct):
    Liability for director's severance payment                             3,785,941      (3,785,941)
    Liability for severance payment for
        employees                                                            300,494        (300,494)
    Foreign exchange forward contracts                    10,620,000      18,130,909     (62,411,753)
    Accrued director's bonus                              (2,654,208)
    Accrued vacation                                         536,369        (578,157)       (181,409)
    Allowance for doubtful accounts                       (1,239,000)        964,000
    Accounts payable in foreign currency                                     (64,161)         64,161
    Sales and cost of sales                                                              (11,491,366)
    Deferred tax -- accrued enterprise taxes                              (4,245,612)      2,927,190
    Loss on inventories                                                    8,294,000
                                                      --------------  --------------  --------------

Net income (loss) as shown in the
    accompanying statements of operations             Yen 50,385,876  Yen 74,130,412  Yen (8,757,557)
                                                      ==============  ==============  ==============

                                                           2005           2004
                                                      --------------  --------------
Retained earnings as shown in the general books
    of account                                        Yen184,659,292  Yen141,536,577
Adjustments -- add (deduct):
    Accrued director's bonus                              (2,654,208)
    Foreign exchange forward contracts                   (33,660,844)    (44,280,844)
    Accrued vacation                                        (223,197)       (759,566)
    Allowance for doubtful accounts                          885,000       2,124,000
                                                      --------------  --------------
As shown in the accompanying statements of
    stockholders' equity                              Yen149,006,043  Yen 98,620,167
                                                      ==============  ==============

      CURRENCY OF MEASUREMENT (UNAUDITED) -- As noted, these financial statements are stated in yen, which is the currency of measurement for the Company. The following table sets forth exchange rate information, in terms of yen per US dollar, for the years ended December 31, 2005, 2004 and 2003.

                                                                 2005     2004     2003
                                                                ------   ------   ------
Yen/US dollar exchange rate at December 31,                     117.88   102.68   107.13
Average yen/US dollar rate for the year ended December 31,      110.11   108.15   115.94
High yen/US dollar rate during year ended December 31,          120.93   114.30   121.42
Low yen/US dollar rate during year ended December 31,           102.26   102.56   106.93

3.    SIGNIFICANT ACCOUNTING POLICIES

      Significant accounting policies applied in the preparation of the accompanying financial statements are summarized below:

      USE OF ESTIMATES -- The preparation of the Company's financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

      INVENTORIES -- Inventories are stated at the lower of first-in, first-out cost or market.

      DEPRECIATION AND AMORTIZATION -- Depreciation of property and equipment is computed using the declining-balance method over the following estimated useful lives:

Leasehold improvements                      3 and 15 years
Furniture and fixtures                        2 - 20 years

      Software is amortized using the straight-line method over five years.

      DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES -- In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133," all derivative instruments are recognized and measured at fair value as either assets or liabilities in the balance sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.

      The Company enters into foreign exchange forward contracts as a means of hedging foreign exchange exposure.

      Changes in the fair value of foreign exchange forward contracts, designated and effective as cash flow hedges for changes in the cash flows of forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings.

      The ineffective portion of the hedging instruments' gain or loss and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended December 31, 2005, 2004 and 2003.

      The estimated net amount of the existing gains or losses in accumulated other comprehensive income at December 31, 2005 that is expected to be reclassified into earnings within 12 months is a net gain of Yen12,008,364.

      The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payment of variable interest on existing financial instruments is 55 months.

      REVENUE RECOGNITION -- Revenues are generally recognized when the products have been delivered and risk of loss has passed to the customer or as services are rendered.

      SEVERANCE INDEMNITIES PLAN -- The Company has severance indemnities plans for a director and all employees.

      Benefits under the plans are generally related to an employee's length of service and compensation level at retirement or earlier termination.

      The costs of severance indemnities plan for employees are accrued of the amounts which would be required if all employees terminated their employment as of the balance sheet date.

      The Company recorded a retirement benefit for a director on a vested benefit obligation basis.

      INCOME TAXES -- Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes.

      Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts measured by tax law. These differences result primarily from adjustments made for financial statement purposes, as explained in Note 5.

      NET INCOME (LOSS) PER SHARE -- Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period.

4.    SHORT-TERM BANK LOANS

      A summary of short-term bank loans outstanding at December 31, 2005 and 2004 consists of the following:

      Notes Payable Due to Sumitomo Mitsui Banking Corporation as of December 31, 2005

    Amount           Maturity Date                Interest Rate
----------------    ----------------    --------------------------------
Yen  200,000,000    January 25, 2006    Short-term prime rate plus 0.75%
     200,000,000    January 25, 2006    3-month TIBOR plus 1.5%
----------------

Yen  400,000,000
================

      Notes Payable Due to Sumitomo Mitsui Banking Corporation as of December 31, 2004

     Amount          Maturity Date                Interest Rate
----------------    ----------------    --------------------------------
Yen  200,000,000    May 31, 2005        Short-term prime rate plus 0.75%
     200,000,000    January 25, 2005    3-month TIBOR plus 1.5%
----------------

Yen  400,000,000
================

      The notes payable of Yen400,000,000 are guaranteed by Yamagiwa, parent company of ALS, stockholder. The Company entered into an interest rate swap agreement with Sumitomo Mitsui Banking Corporation relating to the Yen200,000,000 note that matures on January 25, 2006. The swap agreement converts Yen200,000,000 notional amount from a floating rate to a fixed rate of 1.805% and matures on July 23, 2010.

5.    INCOME TAXES

      Income taxes in Japan generally applicable to the Company consisted of (1) corporation tax of 30.0% on taxable income, (2) enterprise taxes of approximately 10.1% on taxable income and (3) perpetual and municipal inhabitants taxes averaging approximately 20.7% of the corporation tax with certain adjustments. Enterprise taxes are deductible for income tax purposes when paid. Based on the rates mentioned above, the Company's effective statutory tax rate for the years ended December 31, 2005 and 2004 was approximately 41%.

      On December 31, 2003, the local tax laws in Japan were amended, and enterprise taxes on the basis of the size of business would be introduced for the year ended December 31, 2005. As a result, the statutory tax rate for the year ended December 31, 2005 has been approximately 41% effective January 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of December 31, 2003 which are expected to be realized or settled after December 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

      Components of the net deferred tax assets and liabilities recognized in the accompanying balance sheets as of December 31, 2005 and 2004 were summarized as follows:

                                                                 2005
                                                    ------------------------------
                                                     Tax Assets    Tax Obligations
                                                    -------------  ---------------
Current assets and liabilities:
    Accrued enterprise taxes                        Yen 1,608,266
    Inventories                                        17,336,708
    Allowance for doubtful accounts                                Yen     615,000
    Accrued bonus                                       1,724,050
    Other                                               2,647,903
                                                    -------------  ---------------

                        Total                          23,316,927          615,000
                                                    -------------

Non-current assets and liabilities:
    Foreign exchange forward contracts                  9,501,743
    Liability for director's severance payments         1,157,354
    Liability for severance payment for employees       4,922,921
    Other                                               5,548,278
                                                    -------------

                        Total                          21,130,296
                                                    -------------  ---------------

Total                                               Yen44,447,223  Yen     615,000
                                                    =============  ===============

                                                                 2004
                                                    ------------------------------
                                                     Tax Assets    Tax Obligations
                                                    -------------  ---------------
Current assets and liabilities:
    Accrued enterprise taxes                        Yen 1,576,778
    Inventories                                         8,903,366
    Allowance for doubtful accounts                                Yen   1,476,000
    Accrued bonus                                       2,839,250
    Other                                                 531,442
                                                    -------------  ---------------

                        Total                          13,850,836        1,476,000
                                                    -------------

Non-current assets and liabilities:
    Foreign exchange forward contracts                 46,062,045
    Liability for director's severance payments         3,587,602
    Liability for severance payment for employees       1,426,308
                                                    -------------

                        Total                          51,075,955
                                                    -------------  ---------------

Total                                               Yen64,926,791  Yen   1,476,000
                                                    =============  ===============

      A reconciliation between the effective statutory tax rate and the actual effective tax rate reflected in the accompanying statements of operations for the years ended December 31, 2005, 2004 and 2003 was as follows:

                                                     2005   2004   2003
                                                     ----   ----   -----
Effective statutory tax rate -- benefit              41.0%  41.0%  (42.0)%
Expenses not deductible for income tax purposes:
    Entertainment expenses                            0.4    1.0    14.0
    Director's bonus                                  3.4
    Penalty                                                  0.1
    Surtax on retained earnings                                     63.0
Effect on lower tax rates applied                    (0.8)  (0.4)   18.8
Other -- net                                          0.9    1.5     5.0
                                                     ----   ----   -----

Actual effective tax rate -- expense                 44.9%  43.2%   58.8%
                                                     ====   ====   =====

6.    STOCKHOLDERS' EQUITY

      RETAINED EARNINGS APPROPRIATED FOR LEGAL RESERVE -- The Japanese Commercial Code (the "Code") provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of the common stock. The amount of total additional paid-in capital and legal reserve which exceeds 25% of the common stock can be transferred to retained earnings by resolution of the stockholders, which may be available for dividends. In addition, the Code permits to transfer a portion of legal reserve to the common stock account by resolution of the Board of Directors.

      UNAPPROPRIATED RETAINED EARNINGS AND DIVIDENDS -- The amounts of retained earnings available for dividends under the Code were Yen174,659,292 and Yen127,382,919 as of December 31, 2005 and 2004, respectively, which is based on the amounts recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements to conform with US GAAP but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment as described above, the Code imposes certain limitations on the amount of retained earnings available for dividends.

      The Code permits transfers, upon approval of the stockholders, of a portion of unappropriated retained earnings available for dividends to the common stock.

      Dividends are approved by the stockholders at the annual meeting held subsequent to the fiscal year to which the dividends are applicable. In addition, a semiannual interim dividend payment may be made by a resolution of the Board of Directors, subject to limitations imposed by the Code.

7.    LEASE COMMITMENTS AND RENT EXPENSES

      The Company leases office space, a car and equipment under operating leases. Rental expenses charged to operations under these agreements for the years ended December 31, 2005, 2004 and 2003 were Yen42,534,817, Yen38,698,792 and Yen30,260,447, respectively.

      Minimum future rental payments under non-cancelable operating lease arrangements as of December 31, 2005 are as follows:

         Year Ending
         December 31
----------------------------
2006                                   Yen 158,000
                                       -----------

Total minimum lease payments           Yen 158,000
                                       ===========

8.    RELATED PARTY TRANSACTIONS

      Balances due to or from related parties at December 31, 2005 and 2004 were as follows:

                                                             2005              2004
                                                        ---------------   --------------
Assets:
    Color Kinetics -- advance payment                                     Yen  1,271,795
    Yamagiwa:
        Accounts receivable -- trade                    Yen  46,251,228       29,836,026
        Advance payment                                         418,734          367,144

Liabilities -- Due to affiliates:
    Color Kinetics:
        Accounts payable -- trade                            29,981,588        4,108,889
        Accounts payable -- other                                              1,875,361
    ALS -- accounts payable -- other                                           2,310,000
    Yamagiwa:
        Accounts payable -- trade                                                 23,625
        Accounts payable -- other                                              4,734,066
        Short-term borrowing (interest rate of 3.5%)         67,912,435       62,778,527

      Related party transactions for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                                  2005              2004              2003
                                             ---------------  ----------------  ----------------
Transactions:
    Sales:
        Color Kinetics                       Yen     927,095
        Yamagiwa                                 304,476,135  Yen  269,943,464  Yen  313,566,323
        ALS                                       40,323,180        43,439,360        61,147,170
    Purchase:
        Color Kinetics                           534,068,513       466,750,798       598,136,325
        Yamagiwa                                     179,714           248,320           146,390
        ALS                                       31,288,290
    Selling, general and administrative
        expenses:
        Color Kinetics                                               5,715,937         2,750,139
        Yamagiwa                                 164,264,008       177,672,414       154,671,702
        ALS                                          424,740           669,265         6,860,082
    Interest expense:
        Yamagiwa                                   2,623,422         1,455,711         6,144,122
        ALS                                                                              558,216
    Other income -- ALS                                                                2,090,000
    Other expenses -- Yamagiwa                     4,000,000                             367,400
    Purchase of property -- ALS                                                          565,200
    Sales of property -- ALS                         216,305                             565,200

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